THE MERIDIAN RESOURCE CORPORATION
1401 ENCLAVE PARKWAY, SUITE 300
HOUSTON, TEXAS 77077
February 20, 2008
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Jill S. Davis

Re:	The Meridian Resource Corporation Annual Report on Form 10-K for the fiscal year ended December 31, 2006 Filed March 15, 2007 File No. 1-10671
Dear Ms. Davis:
     In its letter dated November 6, 2007, the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) provided to The Meridian Resource Corporation (the “Company”) comments with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006. By letter to the SEC dated December 3, 2007, the Company responded to those comments. In its letter dated January 17, 2008, the Staff responded to the Company’s December 3 letter and provided additional comments. By letter to the SEC dated January 31, 2008, the Company responded to those comments. In its letter dated February 5, 2008, the Staff responded to the Company’s January 31, 2008, letter and provided additional comments (the “Comments”).
     Set forth below are the responses of the Company to such Comments after discussions with the Company’s independent registered public accountants. The following numbered paragraphs repeat the Comments for your convenience, followed by our responses to those Comments.
Form 10-K for Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operations Overview, page 22
1.	We note your response to our prior comments in your letter dated January 31, 2008 regarding the cost of nitrogen injection in enhanced recovery activities. As there appears

Securities and Exchange Commission
February 20, 2008

to be diversity in practice regarding the accounting treatment for such costs, please expand your disclosure to address the following:
•	Indicate that diversity in practice exists within the oil and gas industry in the accounting for the cost of injected materials and related activities.

•	Indicate that others within your industry, including those that follow the full cost method of accounting for oil and gas activities, may account for these costs differently.

•	Expand your disclosures to explain in detail why you believe the cost of injected nitrogen to initially pressurize the reservoir should be capitalized.

Response:
We agree with your comments and will expand our disclosure with regard to our nitrogen injection program. However, please be aware that our technical staff has reviewed the Weeks Island Field to determine when it would be appropriate to commence a nitrogen injection program. Currently, it has been determined that a nitrogen injection program should be delayed due to the improved economics of the primary production in our Weeks Island Field. Therefore, we will delete any reference to the Weeks Island nitrogen injection program in our 2007 Form 10-K. When our nitrogen injection program has commenced we will expand our disclosures to incorporate your comments.

Full Cost Ceiling Test, page 35
2.	Please note that we continue to consider your response to our prior comments regarding your interpretation of SAB Topic 12:D.3.c and we may have further comment.

Response:	We will promptly respond to any further comments you may have.
     In connection with responding to the Comments of the Staff above, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff Comments or changes to disclosure in response to Staff Comments do not foreclose the SEC from taking any action with respect to the filing; and

•	we may not assert Staff Comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission
February 20, 2008

     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (281) 597-7040.

Very truly yours,
/s/ Lloyd V. DeLano
Senior Vice President and Chief Accounting Officer